Exhibit 3.1

EXHIBIT A

Amended and Restated Certificate of Incorporation

ARTICLE I

NAME

The name of the corporation is Agile Therapeutics, Inc. (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1111B S GOVERNORS AVE, Dover, County of Kent, Delaware 19904. The name of the registered agent at such address is Capitol Corporate Services, Inc.

ARTICLE IV

CAPITAL STOCK

The total number of shares of stock that the Corporation shall have the authority to issue is 1,000, with $0.0001 par value per share (the “Common Stock”).